Exhibit 99.1
MENTIONING
COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI

CP NO. 01/2009
CA NO.

PRESENT:	JUSTICE D.R. DESHMUKH
CHAIRMAN
ATTENDANCE-CUM-ORDER SHEET OF THE HEARING OF PRINCIPAL BENCH OF THE COMPANY LAW BOARD ON 30.06.2010. AT 10.30 A.M.
NAME OF THE COMPANY: M/S. SATYAM COMPUTER SERVICES LTD.
SECTION OF THE COMPANIES ACT:

S. NO.	NAME	DESIGNATION	REPRESENTATION	SIGNATURE
1	G. JAYARAMAN	COMPANY SECRETARY	MAHINDRA SATYAM
2	S. DURGASHANKAR	CFO	MAHINDRA SATYAM
3	SANJAY SHOREY	DD1	UOI (PETITIONER)
4.	VINOD SHARMA	DD1	UOI (PETITIONER)
5.	JASLEEN K OBEROI	ADVOCATE	RESPONDENT No. 1
ORDER
     Heard on CA No.333/10
     An affidavit has been filed on behalf of Union of India stating no objection to the grant of the prayers contained in CA No.333/10 in view of the extra ordinary circumstances mentioned in the application.
     Order dated 16.4.2009 passed in C.P. No.1/2009 is perused. Further extension granted vide order dated 16.10.2009 in CA No. 330/09 and grounds stated in the application filed by R-1 were considered.
     Following order is passed:-
A.	Time for submission and publication of financial results by the R-1 company for the year ended March 31.2009 and March 31, 2010 and all other statutory and other compliances under the Act and all other applicable laws is extended upto Septemnber 30,2010.

B.	R-1 is exempted from publication of financial results for the quarter ended December 31, 2008, March 31,2009, June 30, 2009, September 30,2009, December 31,2009 and March 31, 2010 under all other applicable laws and regulations since this would be reflected in the financial results to be published by R-1 company for the quarter ended June 30, 2010 alongwith financial results for the quarter ended September 30, 2010 under the Companies Act and all other applicable laws and regulations which R-1 do publish before September 30, 2010.

C.	Time for holding together Annual General Meeting of R-1 for the financial year 2008-09 and 2009-10 is extended upto three months from the finalization of accounts and approval of the same by the Board of Directors of the Company.

D.	R-1 company is permitted to file with ROC the balance sheet, profit and loss account and other related annexures for the financial years 2008-09, 2009-10, and any filing required under other applicable laws including taxation laws, within 30 days from the date of AGM.

E.	The term of the Statutory auditors already appointed by R-1 company for the financial years 2009 and 2010 shall be valid till the conclusion of the AGM of financial year 2010.

Certified True Copy	V.N. Sharma	/s/ Justice D.R. Deshmukh
	Bench Officer	(Justice D.R. Deshmukh)
	Company Law Board Govt. of India New Delhi	Chairman